Exhibit 3.1

CERTIFICATE ELIMINATING

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

HOLOGIC, INC.

(Pursuant to Section 151(g) of the Delaware General Corporation Law)

Pursuant to Section 151 of the General Corporation Law of Delaware (the DGCL), the undersigned officer of Hologic, Inc., a corporation organized and existing under the DGCL (the Corporation), in accordance with the provisions of Section 103 of the DGCL hereby certifies:

1.	The name of the Corporation is Hologic, Inc.

2.	The designation of the series of shares of stock of the Corporation to which this certificate relates is the amended and restated Certificate of Designations of Series A Junior Participating Preferred Stock.

3.	The powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the Corporation’s Series A Junior Participating Preferred Stock were provided for in resolutions adopted by the Board of Directors of the Corporation (the Board) on September 17, 2002 and March 11, 2008 pursuant to the authority expressly vested in it by the provisions of the Certificate of Incorporation of the Corporation. A certificate setting forth such resolutions has been heretofore filed with the Secretary of State of Delaware pursuant to the provisions of Section 151(g) of the DGCL.

4.	The Board has adopted the following resolutions:

WHEREAS, in connection with the amended and restated rights agreement dated as of April 2, 2008, between Hologic, Inc. (the “Corporation”) and American Stock Transfer & Trust Company (the “Rights Agent”), as amended (the “Rights Agreement”), the Corporation filed an amended and restated Certificate of Designations with respect to its Series A Junior Participating Preferred Stock; and

WHEREAS, on January 1, 2013, the Rights Agreement terminates according to its terms.

NOW, THEREFORE, BE IT RESOLVED, that on the date hereof no shares of the Corporation’s Series A Junior Participating Preferred Stock are outstanding and that no shares of the Series A Junior Participating Preferred Stock will be issued subject to the amended and restated Certificate of Designations previously filed with respect to the Series A Junior Participating Preferred Stock;

RESOLVED FUTHER, that the Board of Directors of the Corporation has determined that no action shall be taken to extend the Rights Agreement beyond its expiration and that it would be desirable and in the best interests of the Corporation and its stockholders to eliminate the Series A Junior Participating Preferred Stock;

RESOLVED FURTHER, that, if on January 1, 2013, the foregoing resolutions remain true, the appropriate officers of the Corporation be, and each of them acting singly hereby is, authorized and directed to file with the Secretary of State of the State of Delaware, on or after January 1, 2013, a certificate pursuant to Section 151(g) of the DGCL setting forth the foregoing resolutions in order to eliminate from the Corporation’s Certificate of Incorporation all matters set forth in the previously filed amended and restated Certificate of Designations with respect to the Series A Junior Participating Preferred Stock.

IN WITNESS WHEREOF, this Certificate is executed on behalf of the Corporation by its duly authorized officer this 2nd day of January, 2013.

HOLOGIC, INC.

By:	/s/ GLENN P. MUIR
Glenn P. Muir
Executive Vice President, Finance and Administration, and Chief Financial Officer

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